CROSSHAIR EXPLORATION & MINING CORP.

Suite #1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel:  (604) 681-8030

Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR

As at November 12, 2010 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON DECEMBER 15, 2010

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their Crosshair Common Shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return a Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2010 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At November 12, 2010 the Company had 131,477,493 Common Shares without par value issued and outstanding.  All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

November 12, 2010 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at November 12, 2010, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of Crosshair, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of seven directors.  Of these, four, being Ian Smith, Jay Sujir, Derrick Gill, and Chris Collingwood, are considered by Crosshair’s Board to be independent.  Mark Morabito is not independent by virtue of being Crosshair’s former Chief Executive Officer.  Stewart Wallis is not independent by virtue of being Chief Executive

Officer and President of Crosshair.  Joseph Miller is not independent by virtue of being Crosshair’s former Chief Financial Officer for the period September 2, 2008 to June 30, 2009.  If the proposed directors are elected, Crosshair’s Board will be composed of seven directors, four independent and three (Mark Morabito, Stewart Wallis and Joseph Miller) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management.  The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Crosshair’s Board has appointed Mark J. Morabito as its Chair.  The Chair is not independent. The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair.  Each committee of Crosshair’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The Audit Committee meets every quarter.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time.  During the financial year ended April 30, 2010 Crosshair’s Board met four times, the Audit Committee met four times, and the Compensation Committee did not meet. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2010.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee
Mark J. Morabito	#4 of #4	n/a	n/a
David Lee (1)	#1 of #3	n/a	n/a
Ian Smith	#3 of #4	#4 of #4	Did not meet formally
Jay Sujir	#4 of #4	n/a	Did not meet formally
Leo Power (2)	#2 of #3	#3 of #3	n/a
Chris Collingwood	#3 of #4	#1 of #2	n/a
Derrick (Rick) Gill	#4 of #4	#4 of #4	Did not meet formally
Stewart Wallis	#4 of #4	n/a	n/a
Joseph Miller	#4 of #4	n/a	n/a
(1)           Mr. Lee resigned as a director effective December 18, 2009.
(2)           Mr. Power resigned as a director effective December 18, 2009.

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Alderon Resource Corp. (TSXV, OTCQX) Excelsior Mining Corp. (TSXV) Logan Resources Ltd. (TSXV) Santa Fe Metals Corp. (TSXV) Silver Quest Resources Ltd. (TSXV)
Stewart Wallis	None
Jay Sujir
AMI Resources Inc. (TSXV)
Cannon Point Resources Ltd. (TSXV)
Escape Gold Inc. (TSXV)
Excelsior Mining Corp. (TSXV)
International LMM Ventures Corp. (TSXV)
Midasco Capital Corp. (TSXV)
Norwood  Resources Ltd. (TSXV)
Santa Fe Metals Corp. (TSXV)
Slater Mining Corporation (TSXV)
Sunward Resources Ltd. (TSXV)
Uracan Resources Ltd. (TSXV)
Westward Explorations Ltd. (NEX)

Ian Smith	Santa Fe Metals Corp. (TSXV) EURO Ressources S.A. (Paris)
Chris Collingwood	None
Derrick (Rick) Gill	Brigus Gold Corp. (formerly Linear Gold Corp.) (TSX)
Joseph Miller	None
Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board.  Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board.  These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vii) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair.  Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code.  Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting.  The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Audit Committee

The members of Crosshair’s Audit Committee are Ian Smith, Chris Collingwood and Derrick Gill, each of whom is an independent director and financially literate.  Further disclosure regarding Crosshair’s Audit Committee can be found in Crosshair’s 2010 Annual Information Form on Form 20-F filed on SEDAR on July 29, 2010 at www.sedar.com.

Compensation

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair.  The Compensation committee is composed entirely of independent directors.  The current members of the Compensation Committee are Jay Sujir, Derrick Gill and Ian Smith.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Crosshair currently has the following other standing committees:

(1)	Corporate Governance Committee, the members of which are Jay Sujir, Ian Smith and Chris Collingwood;

(2)	Acquisitions Committee, the members of which are Jay Sujir, Ian Smith and Derrick Gill; and

(3)	Disclosure Committee, the members of which are composed of Mark Morabito, Ian Smith and Chris Collingwood.

The first members of Corporate Governance Committee and Acquisitions Committee were appointed by Crosshair’s Board of Directors on September 15, 2008.  Neither the Corporate Governance Committee nor the Acquisitions Committee met during the fiscal year ended April 30, 2010.

The first members of the Disclosure Committee were appointed by Crosshair’s Board of Directors on March 26, 2009.  The Disclosure Committee did not meet during the fiscal year ended April 30, 2010.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at seven.  Although management is nominating seven individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not a present and elected director, occupation during last five years 1	Period from which Nominee has been a director	Number of Common Shares Held 2 3
Mark J. Morabito 8 North Vancouver, B.C. Canada Executive Chairman and Director	Founder and Chairman of Crosshair	1998/11/12	1,094,205
Stewart Wallis North Vancouver, B.C. Canada President, CEO and Director	President of Crosshair since March 31, 2009; President of Target Exploration and Mining Corp. from June 2007 to March 31, 2009; also Consulting Geologist prior to March 31, 2009	2009/03/319	784,600
Ian Smith 4, 5, 6, 7, 8 Vancouver, B.C. Canada Director	Mineral exploration company executive	2006/09/21	Nil
Jay Sujir5, 6, 7 Vancouver, B.C. Canada Non-Executive Chair and Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno	2003/02/19	184,000
Chris Collingwood 4, 6, 8 St. John’s, NL, Canada Director	Chair and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm	2007/10/25	262,300
Derrick (Rick) Gill 4, 5, 7 St. John’s, NL, Canada Director	Self-employed consultant, January 2008 to date; Executive Vice President, Voisey’s Bay Nickel Company, 1995 to 2007	2008/05/27	20,000
Joseph Miller Vancouver, B.C., Canada Director	Chief Financial Officer of Powerex Corp. from July 2, 2009; Chief Financial Officer of Crosshair from September 2, 2008 to June 30, 2009; Chief Financial Officer of GPS Industries from 2007 to August 1, 2008; Director, Financial Operations of Transalta Corporation from 1999 to 2007	2009/06/26	35,000
1 The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
2  The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
3  Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4  Member of Crosshair’s Audit Committee.
5  Member of Crosshair’s Compensation Committee.
6  Member of Crosshair’s Corporate Governance Committee.
7  Member of Crosshair’s Acquisitions Committee.
8  Member of Crosshair’s Disclosure Committee.
9  Mr. Wallis served as a  Director from June 16, 2003 to July 29, 2008.  He was re-appointed a Director effective March 31, 2009.

Crosshair has the following Committees of the Board:

(a)	an Audit Committee, the members of which are Ian Smith, Chris Collingwood and Derrick Gill;
(b)	a Compensation Committee, the members of which are Jay Sujir, Derrick Gill and Ian Smith;
(c)	a Corporate Governance Committee, the members of which are Jay Sujir, Chris Collingwood and Ian Smith;
(d)	an Acquisitions Committee, the members of which are Jay Sujir, Ian Smith and Derrick Gill; and
(e)	a Disclosure Committee, the members of which are Mark Morabito, Ian Smith and Chris Collingwood.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(a)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(ii)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(b)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair of the Company;

(b)           a vice-chair of the Company;

(c)           the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“Named Executive Officers” or “NEOs” means:

(a)           each CEO;

(b)           each CFO;

(c)
each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, Common Share equivalent units, and stock.

Compensation discussion and analysis

Compensation Philosophy and Objectives

The general philosophy of the Corporation’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b)

align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Compensation Elements

Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time taking into account the above-referenced objectives.   The Board does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized mining companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the Board, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.  Each of these factors is evaluated on a subjective basis.

The salary for each NEO’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board.  The Board’s decision incorporates analysis of key performance indicators with each NEO to ensure that the level of reward is aligned with respective responsibilities and individual contributions made to the success of the Company.

During the fiscal year ended April 30, 2010, total compensation paid to the NEOs has decreased relative to the prior year period from $635,188 to $330,728.  The reason for the 48.1% decrease in compensation to the NEOs was due to the Company’s focus on cash conservation and the reduction in time spent on the affairs of the Company by its NEOs.

Base Compensation

In the Board’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO’s responsibilities based on subjective factors and made appropriate base salary increases or decreases.

During the fiscal year ended April 30, 2010, the base salary for Mark Morabito decreased to $99,996 as he resigned as CEO on March 1, 2010 and now only receives compensation for his services as Executive Chairman of the Company. The salary of Mr. Wallis increased from $150,000 to $180,000 because of his increased responsibilities as a result of being appointed CEO on March 1, 2010. Joseph Miller (former CFO) resigned on June 30, 2009 and Adam Kniec was appointed on August 10, 2009 with a base salary of $63,600 which is less than the $150,000 base salary that was payable to Mr. Miller.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Amended Stock Option Plan (the “Plan”). Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. All options granted are granted at or above market prices, with a term of ten years.  Suggested grants of options are subject to recommendation from the Board for approval.  Prior grants are taken into consideration when considering new grants. The Board administers the Plan and has the authority to amend the Plan, subject to applicable shareholder and regulatory approvals.

The granting of stock options is a significant component of executive compensation as it allows the Company to reward the efforts of directors and officers by increasing shareholder value without requiring the use of the Company’s cash reserves.  See “Particulars of Other Matters to be Acted Upon – Approval of Amendments to Stock Option Plan” above for details relating to the Plan.

During the fiscal year ended April 30, 2010, the stock options granted under the Plan to the NEOs were in the following amounts: Mark Morabito (773,528), Joseph Miller (125,000), Stewart Wallis (600,000) and Adam Kniec (200,000).  The number of options granted to Mr. Morabito decreased during the fiscal year as a result of his reduced responsibilities with the Company. The number of options granted to Mr. Miller decreased during the fiscal year as a result of his resignation as CFO. The number of options granted to Mr. Wallis increased during the fiscal year as a result of his increased responsibilities with the Company. The Board considered each NEO’s responsibilities and contribution to the Company based on subjective factors and makes appropriate stock option grants.

Performance Bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance.  It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

•           earnings per share, cash flow per share, and overall financial performance;

•           growth in the Company’s total resources and reserves;

•           development progress on the Company’s projects;

•           the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

•           confidence of the investment community in the Company; and

•           absence of negative dealings with respect to environmental issues, safety issues, or regulatory agencies.

The Company does have objective criteria or benchmarks for the criteria listed above, instead they are considered on a subjective basis.  Consideration for performance bonus awards for the fiscal year ended April 30, 2010 were based primarily on share performance, the Company’s performance, and the executive’s performance. No performance bonuses were awarded to NEOs during the fiscal year ended April 30, 2010.

Performance Graph
.

The trend on the above graph reflects the trend in Crosshair’s compensation to executive officers reported in this Information Circular.  During fiscal 2010, compensation to new executive officers was significantly less than their predecessors.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2010 the Company’s Named Executive Officers.  Crosshair had four Named Executive Officers during the fiscal year ended April 30, 2010, namely Mark J. Morabito, Adam Kniec, Joseph Miller, and Stewart Wallis.

Name and principal position	Year	Salary	Share-based awards	Option-based awards	Non-equity incentive plan compensation		Pension value	All other compen-sation	Total compen-sation
		($)	($)	($)	($)		($)	($)	($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito (1)	2010	111,250	Nil	$49,768 (7) (17)	Nil	Nil	Nil	7,622	118,872
CEO				($24,884) (18)
				$64,595 (8) (17)
				($32,297) (18)

	2009	150,000	Nil	$89,457 (5) (17)	Nil	Nil	Nil	10,927	282,984
				($59,638) (18)
				$32,600 (6) (17)
				($9,508) (18)
Joseph Miller (2)	2010	20,000	Nil	$20,737 (11) (17)	Nil	Nil	Nil	4,790	24,790
CFO				($10,368) (18)

	2009	112,500	Nil	$46,299 (9) (17)	Nil	Nil	Nil	5,656	180,755
				($40,512) (18)
				$16,300(10) (17)
				($12,904) (18)
Stewart Wallis (3)	2010	62,500	Nil	$49,768 (13) (17)	Nil	Nil	Nil	79,516	142,016
President, CEO				($24,884) (18)
				$13,691 (14) (17)
				($6,821) (18)
				$27,795 (15) (17)
				($9,265) (18)

	2009	Nil	Nil	$17,891 (12) (17)	Nil	Nil	Nil	13,408	171,449
				($17,891) (18)
Adam Kniec (4)	2010	Nil	Nil	$22,806 (16) (17)	Nil	Nil	Nil	50,350(5)	50,350
CFO				($8,552) (18)

(1)
Mr. Morabito was appointed Chief Executive Officer on January 29, 2003 and resigned as Chief Executive Officer on March 1, 2010.  Mr. Morabito was appointed President of Crosshair on October 21, 2008 and resigned as President on March 31, 2009.  Mr. Morabito was appointed Executive Chairman on March 1, 2010.  Up to March 1, 2010, as Chief Executive Officer of Crosshair, Mr. Morabito received an annual salary of $111,250.  Mr. Morabito resigned as Chief Executive Officer and was appointed Executive Chairman of Crosshair effective March 1, 2010.  During the year ended April 30, 2010, the total amount paid to Mr. Morabito was $118,872.

(2)
Mr. Miller was appointed Chief Financial Officer of Crosshair effective September 2, 2008 and commenced receiving an annual salary of $150,000 effective on that date. Mr. Miller resigned as Chief Financial Officer effective June 30, 2009.

(3)
Mr. Wallis was appointed President of Crosshair effective March 31, 2009 and commenced receiving an annual salary of $150,000 effective on that date.  Mr. Wallis was appointed Chief Executive Officer of Crosshair effective March 1, 2010.  On March 1, 2010, Mr. Wallis began being compensated for his services as President and Chief Executive officer pursuant to a consulting agreement dated for reference March 1, 2010 between Crosshair, Sundance Geological Ltd. (a company controlled by Mr. Wallis), and Mr. Wallis whereby Sundance Geological Ltd. was paid a monthly fee in the amount of $15,000 for services provided by Mr. Wallis.  During the year ended April 30, 2010, the total amount paid to Mr. Wallis and Sundance Geological Ltd. was $142,016.

(4)
Mr. Kniec was appointed Chief Financial Officer effective August 10, 2009.  Mr. Kniec was compensated for his services as Chief Financial Officer pursuant to a consulting agreement dated for reference August 10, 2009 between Crosshair, ArkOrion Enterprises Inc. (a company controlled by Mr. Kniec), whereby ArkOrion Enterprises Inc. was paid a monthly fee of $5,300 for financial services provided to Crosshair by Mr. Kniec.  During the year ended April 30, 2010 the total amount paid to ArkOrion Enterprises Inc. was $50,350.

(5)	500,000 options exercisable @ $0.27 expiring September 15, 2013.
(6)	333,333 options exercisable @ $0.15 expiring October 23, 2013.
(7)	300,000 options exercisable @ $0.27 expiring May 28, 2014.
(8)	473,528 options exercisable @ $0.22 expiring November 30, 2014.
(9)	150,000 options exercisable @ $0.50 expiring August 1, 2013.
(10)	166,667 options exercisable @ $0.15 expiring October 23, 2013.
(11)	125,000 options exercisable @ $0.27 expiring May 28, 2014.
(12)           100,000 options exercisable @ $0.27 expiring September 15, 2013.
(13)	300,000 options exercisable @$0.27 expiring May 28, 2014.
(14)	100,000 options exercisable @ $0.22 expiring November 30, 2014.

(15)	200,000 options exercisable @ $0.21 expiring January 6, 2015.
(16)	200,000 options exercisable @ $0.19 expiring August 10, 2014.
(17)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were August 1, 2008, September 15, 2008, October 23, 2008, May 28, 2009, August 10, 2009, November 30, 2009 and January 6, 2010.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 2% to 3%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 83% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(18)
This amount represents a portion of stock based compensation that was recorded as of April 30, 2010.  The fair value in accordance with the CICA Handbook Section 3870 is lower in each case than the number above it due to the graded vesting of the options granted.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito, Executive Chairman	400,000 (4) 500,000 (5) 333,333 (4) 300,000 (4) 473,528 (5) 180,000 (3) (4) 169,960 (3) (4)	$1.00 $0.27 $0.15 $0.27 $0.22 $0.35 $1.00	2011/01/18 2013/09/15 2013/10/23 2014/05/28 2015/01/06 2011/08/29 2012/08/29	Nil Nil $13,333 Nil Nil Nil Nil	Nil	Nil
Adam Kniec CFO	200,000 (4)	$0.19	2015/08/10	$0	Nil	Nil
Joseph Miler (2) CFO	150,000 (4) 166,667 (4) 125,000 (4)	$0.50 $0.15 $0.27	2013/08/01 2013/10/23 2014/05/28	Nil $6,667 Nil	Nil	Nil
Stewart Wallis President, CEO	100,000 (4) 100,000 (5) 300,000 (4) 100,000 (5) 200,000 (5) 480,000 (3) (4)	$1.00 $0.27 $0.27 $0.22 $0.21 $1.00	2011/01/18 2013/09/15 2014/05/28 2014/11/30 2015/01/06 2012/08/29	Nil Nil Nil Nil Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on April 30, 2010, being $0.19.
(2)
Mr. Miller resigned as CFO of Crosshair effective June 30, 2009.  Mr. Miller was appointed a director of Crosshair effective June 26, 2009.  Mr. Miller’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.

(3)
Options of Target Exploration and Mining Corp. (“Target”) existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009).

(4)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(5)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2010

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2010:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, CEO	$11,743	Nil	Nil
Joseph Miller (1) CFO	$5,833	Nil	Nil
Adam Kniec CFO	$1,500	Nil	Nil
Stewart Wallis President	$500	Nil	Nil

(1)
Mr. Miller resigned as CFO of Crosshair effective June 30, 2009.  Mr. Miller was appointed a director of Crosshair effective June 26, 2009.  Mr. Miller’s incentive plan awards are disclosed in this table and not included in the Directors’ Compensation section below.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 1, 2010, the Company entered into a consulting agreement with MJM Consulting (“MJM”) and Mark J. Morabito (“Morabito”) (the “MJM Consulting Agreement”), and effective March 1, 2010, the May 1, 2006 employment agreement, as amended, was terminated.   Under the terms of the MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time.  The term of the MJM Consulting Agreement is three years commencing on March 1, 2010.  MJM receives a monthly fee of $8,333 ($99,996 per annum) plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the MJM Consulting Agreement.  In the event of a change of control, MJM will receive the equivalent of 24 months’ fees.

On July 31, 2008, the Company entered into an employment agreement with Joseph Miller pursuant to which the Company employed Mr. Miller as its Chief Financial Officer commencing on September 2, 2008.  Under the terms of the Agreement, Mr. Miller receives a salary of $150,000 and an annual bonus of up to $50,000, payable semi-annually, with the final amount being determined by the Company’s Compensation Committee.  Mr. Miller received an initial grant of options to purchase up to 150,000 Common Shares at a price of $0.50 per share and is to receive options to purchase up to 100,000 Common Shares annually.  In the event that Mr. Miller’s employment is terminated other than for just cause (including, but not limited to, a change of control or constructive dismissal), he would be entitled to receive, at his option, 24 months notice of termination or a lump sum payment amount equal to two times his annual salary, continued participation in the Company’s incentive plans and benefits until the expiration of the notice period and the continuation of any existing stock options until the expiration of the notice period.  On May 1, 2009 as part of the Company’s cash conservation efforts, Mr. Miller’s employment agreement was amended, reducing the annual compensation to $120,000, suspending cash bonus payments in return for a 20% reduction in the hours worked.  The amending agreement is in effect for a period of 6 months at which time it may be extended for an additional 6 months at the sole discretion of the Company.  Mr. Miller resigned as Chief Financial Officer on June 30, 2009 and his employment agreement was terminated effective on that date.

On March 1, 2010, the Company entered into a consulting agreement with Sundance Geological Ltd. (“Sundance”) and C. Stewart Wallis (“Wallis”) (the “Sundance Consulting Agreement”). Under the terms of the Sundance Consulting Agreement, Sundance provides the services of Wallis to act as Chief Executive Officer and President of the Company and provides general management and geological consulting services to the Company.  The term of the Sundance Consulting Agreement is three years commencing on March 1, 2010.   Under the terms of Sundance Consulting Agreement, Sundance receives a monthly consulting fee of $15,000 ($180,000 per annum) plus applicable taxes and is also eligible to receive an annual bonus of up to $50,000, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of Directors.  In the event of termination of the Sundance Consulting Agreement, Sundance will receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the Sundance Consulting Agreement.  In the event of a change of control, Sundance will receive the equivalent of 24 months’ fees.

On August 10, 2009, the Company entered into a consulting agreement (the “ArkOrion Consulting Agreement”) with ArkOrion Enterprises Inc. (“ArkOrion”) under which ArkOrion is engaged to provide management services to the Company and to provide the services of Adam R. Kniec to act as Chief Financial Officer of the Company.   The Consulting Agreement has a one year term commencing on August 16, 2009 and may be extended by the Company advising the Consultant in writing three months prior to the expiry of the term that the Company wishes to renew the Consulting Agreement for an additional one year term.  Under the terms of the ArkOrion Consulting Agreement, ArkOrion receives a monthly fee of $5,300 ($63,600 per annum) plus applicable taxes.  The ArkOrion Consulting Agreement may be terminated by either party on the giving of three months’ written notice.  In the event the Company terminates the ArkOrion Consulting Agreement without cause, the Company agrees to retain the ArkOrion on an “as needed” basis for a 12 month period at an hourly rate of $120 plus applicable taxes.  In the event of a change of control, ArkOrion will receive the equivalent of 12 months’ fees.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Mark Morabito	$99,996	$199,992
Stewart Wallis	$180,000	$360,000
Adam Kniec	Nil	$63,000
(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2010).

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Effective December 31, 2008, the director compensation was discontinued as part of the Company’s cash conservation program. Prior to December 31, 2008, every director received a monthly fee of $1,000 and an additional monthly fee of $500 in the event that the director serves on a committee.  The Chairman received an additional monthly fee of $3,500 until April 30, 2009, at which point it was also discontinued.  In the fiscal year ended April 30, 2010, the Company paid or accrued no directors’ fees.  Crosshair may, from time to time grant options to purchase Common Shares to the directors.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers. During the financial year ended April 30, 2010, the Company had six directors who were not Named Executive Officers, being Jay Sujir, Ian Smith, David Lee, Leo Power, Chris Collingwood and Derrick Gill.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(11)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	Nil	Nil	$33,179 (1)	Nil	Nil	Nil	$95,596
Ian Smith	Nil	Nil	$24,884 (2) $6,821 (3) $13,898 (4)	Nil	Nil	Nil	$38,837
David Lee	Nil	Nil	$23,225 (5)	Nil	Nil	Nil	$29,891
Leo Power	Nil	Nil	$24,884 (6)	Nil	Nil	Nil	$47,783
Chris Collingwood	Nil	Nil	$23,225 (7) $27,282 (8)	Nil	Nil	Nil	$43,783
Derrick Gill	Nil	Nil	$39,815 (9) $34,103 (10)	Nil	Nil	Nil	$169,150

(1)           200,000 options exercisable at $0.27 expiring on May 28, 2014.
(2)           150,000 options exercisable at $0.27 expiring on May 28, 2014.
(3)           50,000 options exercisable at $0.22 expiring on November 30, 2014.
(4)           100,000 options exercisable at $0.21 expiring on January 6, 2015.
(5)           140,000 options exercisable at $0.27 expiring on May 28, 2014.
(6)           150,000 options exercisable at $0.27 expiring on May 28, 2014.
(7)           140,000 options exercisable at $0.27 expiring on May 28, 2014.
(8)           200,000 options exercisable at $0.22 expiring on November 30, 2014.
(9)           240,000 options exercisable at $0.27 expiring on May 28, 2014.
(10)           250,000 options exercisable at $0.22 expiring on November 30, 2014.
(11)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were May 28, 2009, November 30, 2009 and January 6, 2010.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 2% to 3%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 83% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	100,000 (4) 100,000 (5) 350,000 (5) 200,000 (4)	$1.00 $0.27 $0.27 $0.27	2011/01/18 2013/09/15 2013/10/23 2014/05/27	Nil Nil Nil Nil	Nil	Nil
Ian Smith	150,000 (5) 150,000 (4) 50,000 (5) 100,000 (5)	$0.27 $0.27 $0.22 $0.21	2013/09/15 2014/05/28 2014/11/30 2015/01/06	Nil Nil Nil Nil	Nil	Nil
David Lee (2)	100,000 (5) 140,000 (4)	$0.27 $0.22	2013/09/15 2014/05/28	Nil Nil	Nil	Nil
Leo Power (3)	100,000 (4) 200,000 (5) 150,000 (4)	$0.90 $0.27 $0.27	2011/01/05 2013/09/15 2014/05/28	Nil Nil Nil	Nil	Nil
Chris Collingwood	200,000 (5) 140,000 (4) 200,000 (5)	$0.27 $0.27 $0.22	2013/09/15 2014/05/28 2014/11/30	Nil Nil Nil	Nil	Nil
Derrick Gill	250,000 (4) 240,000 (4) 250,000 (5)	$0.88 $0.27 $0.22	2013/05/23 2014/05/28 2014/11/30	Nil Nil Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2010 being $0.19.
(2)	Mr. Lee resigned as a director of the Company effective December 18, 2009.
(3)	Mr. Power resigned as a director of the Company effective December 18, 2009.
(4)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(5)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2009

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2010:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	Nil	Nil	Nil
Ian Smith	188	Nil	Nil
David Lee (1)	63	Nil	Nil
Leo Power (2)	63	Nil	Nil
Chris Collingwood	750	Nil	Nil
Derrick Gill	938	Nil	Nil

(1)	Mr. Lee resigned as a director of the Company effective December 18, 2009.
(2)	Mr. Power resigned as a director of the Company effective December 18, 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	10,003,528	$0.32	1,255,000
Equity compensation plans not approved by securityholders (1)	1,620,000	$0.74	Nil
Total	11,623,528	$0.38	1,255,000
(1)
Options of Target Exploration and Mining Corp.(“Target”) existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

As of April 30, 2010, the Company held a loan payable from a full-time employee in the aggregate amount of $124,270 (including interest of $8,444).  The loan is re-payable on demand and carries interest at a rate per annum equal at all times to the prescribed rate in effect from time to time pursuant to paragraph 4301(c) of the regulations to the Income Tax Act (Canada), calculated daily.  During the year, the Company made a provision for bad debt in relation to this loan in the amount of $132,714.  The following table summarizes the loans outstanding to November 1, 2010:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company	To Another Entity
Share purchases	Nil	Nil
Other	Nil	Nil

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Other Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “January 1, 2010 Agreement”), made effective January 1, 2010, Crosshair engaged EGM Exploration Group Management Corp. (“EGM”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Crosshair. EGM is a private company which is owned by Mark Morabito, Executive Chairman of Crosshair. EGM provides Crosshair with administrative and management services. The services provided by EGM include shared facilities, geological, technical, accounting, investor relations and corporate development services.  Under the January 1, 2010 Agreement and until September 30, 2010, the services were provided by EGM to Crosshair on an “at cost” and “not for profit” basis/

Effective October 1, 2010, Crosshair and EGM terminated the January 1, 2010 Agreement and entered into a new management services agreement (the “October 1, 2010 Agreement”) under which shared facility costs (G&A overhead costs) are now determined on a cost plus 15% basis.  The costs are determined and allocated to Crosshair based on the cost or value of the services provided to Crosshair as determined by EGM in its sole discretion, and Crosshair reimburses EGM for such costs on a monthly basis.   The October 1, 2010 Agreement has a three year term and may be terminated by either party upon 180 days written notice.

Since the effective date of the engagement until October 31, 2010, Crosshair incurred fees of $450,824 to EGM.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Amendments to Stock Option Plan

Crosshair received Shareholder approval of its current Stock Option Plan (“the Plan”) at its Annual and Special Meeting of Shareholders held September 15, 2008.

Crosshair has amended the terms of the Plan (the “Amended Plan”) to change the maximum number of Common Shares reserved for issuance under the Amended Plan from a fixed number of 11,308,528 Common Shares of the Company to a “rolling” 10% of the Common Shares of the Company at the time of the option grant.  The Company currently has 9,478,528 Shares issuable upon the exercise of outstanding options and 1,805,000 Common Shares available for future option grants.  If the Amended Plan is approved, the Company would have, as of the date of this Information Circular, 13,147,749 Common Shares authorized for issuance upon the exercise of stock options, of which 3,669,221 Common Shares would be available for future option grants. Crosshair has also amended the Plan to allow the Corporation to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the Amended Plan. This amendment to the Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which are to come into effect on January 1, 2011.

Crosshair is seeking the approval of Shareholders to the Amended Plan.  Reference should be made to the full text of the Amended Plan, which is attached hereto as Schedule “A”. The major features of the Amended Plan can be summarized as follows:

The board of directors of Crosshair (“Crosshair Board”), or a committee appointed for such purposes, may from time to time grant to insiders, eligible employees of, or service providers to, Crosshair or its subsidiaries (collectively, “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Crosshair Board or such committee. The purpose of the Amended Plan is to attract, retain and provide incentives to Eligible Persons and to advance the interests of Crosshair by facilitating equity participation in Crosshair by such persons through the acquisition of Common Shares of the Company.  The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 10% of the Common Shares issued and outstanding at the time of the option grant. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Amended Plan. The Company currently has options outstanding to purchase 9,478,528 common shares (7.41% of the Company’s current issued share capital) and based on the Company’s current issued capital and assuming the approval of the Amended Plan, the total number of shares underlying options that will be available for future grants is 3,669,221 (2.79% of the Company’s current issued share capital).

No options may be granted under the Plan which, together with all of Crosshair’s previously established and outstanding stock option plans or grants, could result (i) at any time, or (ii) within any 12 month period, in the grant to insiders of a number of Common Shares underlying options exceeding 10% of the Common Shares, unless Crosshair has obtained the requisite Disinterested Shareholder Approval. The maximum number of Common Shares reserved for issuance to any one Participant under the Amended Plan and under any other share compensation arrangement is limited to 5% of the Common Shares outstanding at the time of the grant.

The Crosshair Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over Crosshair or the Amended Plan or, if required by the rules and policies of the TSX, the Shareholders of Crosshair, suspend, terminate or discontinue the Amended Plan at any time, or amend or revise the terms of the Amended Plan or of any Option granted under the Amended Plan. The Crosshair Board may make the following amendments to the Amended Plan without obtaining shareholder approval: changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Amended Plan, changes to the exercise price of options, changes to the term of options, changes regarding the right to exercise options after termination, changes to add a cashless exercise feature to the Amended Plan, and changes regarding the vesting of options.  However, shareholder approval must be obtained for: (i) any amendment to the maximum number of Common Shares reserved for issuance under the Amended Plan; (ii) any amendment that would reduce the exercise price of an outstanding option of an insider; and (iii) any amendment that would extend the term of a option granted under the Amended Plan to an insider beyond its expiry date.

The Crosshair Board has the authority under the Amended Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, being the closing price, of the Common Shares as traded on the TSX on the last business day proceeding the date on which the option is approved by the Crosshair Board. The Crosshair Board, or a committee appointed for such purposes, also has the authority under the Amended Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

The term of options granted under the Amended Plan shall not exceed 10 years from the date of grant.  The term of options may be extended beyond 10 years in the event that the expiry date of a option occurs either during a period in which the trading of Common Shares by the optionee is restricted under the insider trading policy or other policy of Crosshair or within ten business days following such a period.  All options granted under the Amended Plan are not assignable or transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

Crosshair does not provide any financial assistance to participants in order to facilitate the purchase of Common Shares under the Amended Plan.

At the Meeting Shareholders will be asked to consider and approve the following resolutions approving the implementation of the Amended Plan, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

(a)	The adoption of Crosshair’s Amended Stock Option Plan (the “Amended Plan”) be and is hereby ratified and approved.

(b)
Crosshair be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Amended Plan entitling the option holders to purchase Common Shares of Crosshair.

(c)
The Board of Directors of Crosshair or any committee created pursuant to the Amended Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders.

(d)	Any one Director of Crosshair be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Amended Plan.

(e)
Crosshair be and is hereby authorized to abandon or terminate all or any part of the adoption of the Amended Plan, if the Board of Directors of Crosshair deems it appropriate and in the best interest of Crosshair to do so.

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

Consolidation

Crosshair proposes to consolidate its issued and outstanding share capital on the basis of one post-consolidation Common Share for every four pre-consolidation Common Shares held (the “Consolidation”).

Prior to giving effect to the Consolidation, there will be 131,477,493 Common Shares, and options and warrants to acquire 29,094,624 Common Shares, issued and outstanding. After giving effect to the Consolidation there will be 32,869,373 Common Shares, and options and warrants to acquire 7,273,656 Common Shares, issued and outstanding. After giving effect to the Consolidation and the issuance of Common Shares pursuant to the Offering (discussed below under the heading “Approval of Offering”), there will be 46,619,373 Common Shares, and options and warrants to acquire 19,148.656 Common Shares, issued and outstanding.

Upon completion of the Consolidation, Shareholders will need to return their pre-Consolidation Common Shares together with a duly completed letter of transmittal to the Transfer Agent in order to receive post-Consolidation Common Shares. Letters of transmittal will be mailed to Shareholders after Shareholder approval of the Consolidation.

At the Meeting Shareholders will be asked to consider and approve the following resolutions approving the implementation of the Consolidation, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

(a)
the common shares of Crosshair be and are hereby authorized to be consolidated (the “Consolidation”) such that every four issued and outstanding common shares of Crosshair before consolidation will be consolidated into one common share of Crosshair following the Consolidation;

(b)
any one of the directors or officers of Crosshair be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions with the British Columbia Registrar of Companies, the Toronto Stock Exchange and the NYSE Amex in order to effect the Consolidation; and

(c)
the board of directors of Crosshair be and is hereby authorized to implement, in its discretion, the Consolidation or delay or abandon all or any of the actions contemplated by the foregoing resolutions relating to the Consolidation.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

Approval of Offering

Background to the Offering

The Crosshair Board has made substantial efforts to secure additional financing for the Company. In October 2010 the Company entered into an engagement letter with BayFront Capital Partners Ltd. (the “Agent”) for BayFront to act as agent on a “best efforts” basis in carrying out private placements to accredited investors for gross proceeds of up to $10,000,000 (the “Offering”). The Private Placements consist of a private placement of flow-through units (the “Flow Through Units”) to raise gross proceeds of up to $3,000,000 and a private placement of subscription receipts of Crosshair (“Subscription Receipts”) to raise gross proceeds of up to $7,000,000.

The following discussion with respect to the Offering is presented on a post-Consolidation basis.

The private placement of Flow Through Units (the “Flow Through Private Placement”) is expected to close on or about November 26, 2010 and the Company is not required to obtain shareholder approval for the Flow Through Private Placement. Pursuant to the Flow Through Private Placement, 3,750,000 Flow Through Units are being sold at an effective price of $0.80 per Flow Through Unit for gross proceeds of up to $3,000,000. Each Flow Through Unit is comprised of one flow-through Common Share (a “Flow Through Share”) and one half of one Warrant.  Each whole Warrant will be exercisable for one non flow-through Common Share at an exercise price of $1.25 per Common Share for a period of 24 months from the date of the closing of the Flow Through Private Placement. Each Flow Through Share will consist of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

The private placement of Subscription Receipts (the “Subscription Receipt Private Placement”) is expected to close on or about November 26, 2010 and the Company is seeking Shareholder approval at the Meeting for the Subscription Receipt Private Placement. Pursuant to the Subscription Receipt Private Placement, 40,000,000 Subscription Receipts are being sold for gross proceeds of up to $7,000,000. Upon satisfaction of the escrow release conditions (the “Release Conditions”) set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into 10,000,000 units of Crosshair (the “Units”) at an effective price of $0.70 per Unit, with each whole Unit being comprised of one Common Share and one Common Share purchase warrant of Crosshair (a “Warrant”).  Each Warrant will be exercisable for one Common Share at an exercise price of $1.00 per Common Share for a period of 24 months from the date of the closing of the Subscription Receipt Private Placement. The Company is seeking Shareholder approval at the Meeting for the Subscription Receipt Private Placement.

The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Proceeds”) will be deposited on the closing date of the Subscription Receipt Private Placement in escrow with an escrow agent mutually satisfactory to the Company and the Agent (the “Escrow Agent”) pending satisfaction of the Release Conditions.  Provided that the Release Conditions are satisfied on or prior to 5:00 p.m. (Toronto time) on January 14, 2011 (the “Release Deadline”), the Escrow Agent will release the Escrowed Proceeds plus any interest or income earned thereon (the “Escrowed Funds”) to the Company (less the Agent’s commission and expenses related to the sale of the Offering and the Agent’s pro rata portion of interest earned on the Escrowed Proceeds, which amounts shall be released to the Agent) and each Subscription Receipt will be automatically converted into one-quarter of one Unit without payment of additional consideration and without any further action by the holder thereof.

“Release Conditions” means collectively: (i) the Company having obtained the approval of its Shareholders in accordance with applicable corporate and securities laws, in respect of the issue of Units issuable upon conversion of the Subscription Receipts; (ii) the Company having executed a definitive agreement, in a form that is satisfactory to the Agent, to acquire 100% interest in the Juniper Ridge Property and having made all requisite payments pursuant to such agreement; (iii) the Company having completed the Consolidation; and (iv) the Company and the Agent, acting reasonably, having delivered a joint notice to the Escrow Agent confirming that the  escrow release conditions have been satisfied.

If: (i) the Release Conditions are not satisfied prior to the Release Deadline; or (ii) prior to the Release Deadline the Company advises the Agent or announces to the public that it does not intend to satisfy the Release Conditions, the Escrow Agent will return to each holder of Subscription Receipts, an amount equal to the aggregate issue price of the Subscription Receipts held by such holder and their pro rata portion of interest and other income earned on the Escrowed Proceeds (less applicable withholding tax, if any).  The Company shall be responsible and liable to the holders of Subscription Receipts for any shortfall between that amount and the Escrowed Funds.

In connection with the Offering, Crosshair will pay to the Agent a commission equal to 7% of the gross proceeds of the Offering and, subject to approval of the Toronto Stock Exchange, will issue broker warrants (the “Broker Warrants”) exercisable to acquire that number of Units as is equal to 10% of the aggregate number of Units and Flow Through Units issued and sold pursuant to the Offering.  Each Broker Warrant is exercisable for one Unit at an exercise price of $0.70 per Unit, for a period of 24 months from the date of closing of the Offering.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Golden Promise Gold Project and Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)).

The table below set out of a post-Consolidation basis, the share structure of the Company assuming the completion of the Offering in the amounts set forth above.

	Common Shares Outstanding Post-Consolidation	Common Shares Issuable in connection with Subscription Receipt Private Placement	Common Shares Issuable in connection with Flow Through Private Placement	Total Common Shares After Completion of the Consolidation and Offering
Common Shares	32,869,373	10,000,000	3,750,000	46,619,373
Options and Warrants	7,273,656	10,000,000	1,875,000	19,148,656
Totals	40,143,029	20,000,000	5,625,000	65,768,029

Shareholder Approval

Pursuant to the Toronto Stock Exchange Company Manual, if a private placement will result in the issuance of greater than 25% of the number of listed securities which are outstanding, on a non-diluted basis, prior to the date of closing of the private placement, Shareholder approval of the transaction is required. The 40,000,000 Subscription Receipts are convertible into 10,000,000 post-Consolidation Common Shares which would represent 30.42% of the Company’s currently issued and outstanding Common Shares on a post-Consolidation basis.

The Shareholders will be asked at the Meeting to consider and if deemed appropriate, pass, with or without variation, the Resolutions as follows:

“BE IT RESOLVED THAT:

(a)
The private placement (the “Private Placement”) issuance of an aggregate of up to 40,000,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.175 per Subscription Receipt, for gross aggregate proceeds of up to $7,000,000 is hereby approved and ratified.

(b)
Upon satisfaction of the Release Conditions and without payment of additional consideration or further action, the issuance by the Company of one-quarter (¼) of one unit of the Company (the “Units”) for every Subscription Receipt, with each whole Unit consisting of one post-Consolidation Common Share and one common share purchase warrant (the “Warrants”), with each Warrant exercisable to acquire one post-consolidation Common Share at an exercise price of $1.00 for a period of 24 months after the closing date of the Private Placement, is hereby approved and ratified.

(c)
Any one Director or Officer of the Company is hereby directed and authorized to take all necessary actions, steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this Resolutions, including the filing of all necessary documents with regulatory authorities including the Toronto Stock Exchange and NYSE Amex.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

In the event that the Shareholders approve the Resolutions, the Subscription Receipt Private Placement will remain subject to fulfillment of the conditions under the conditional listing approval of the TSX and the conditions contained in the Subscription Agreement.

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

(a)
notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or the Company for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since December 18, 2009 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b)
without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at spaine@explorationgroup.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2010 and 2009 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, November 12, 2010.

“Mark J. Morabito”

Mark J. Morabito
Executive Chairman

SCHEDULE “A”

AMENDED STOCK OPTION PLAN

See attached.

CROSSHAIR EXPLORATION & MINING CORP.

(the “Company”)

AMENDED STOCK OPTION PLAN AS OF NOVEMBER 4, 2010

(as approved by shareholders on December 15, 2010)

ARTICLE 1 PURPOSE AND INTERPRETATION

1.1	PURPOSE

The purpose of the Plan shall be to attract, retain and provide incentives to Service Providers, Insiders and employees of the Company and its Designated Affiliates and to advance the interests of the Company by facilitating equity participation in the Company by such persons through the acquisition of Common Shares of the Company.

1.2	DEFINITIONS

In the Plan, the following capitalized words and terms shall have the following meanings:

(a)	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;

(b)	“Affiliate” shall have the meaning ascribed thereto in the Act;

(c)	“Associate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(d)	“Board” shall mean the board of directors of the Company or any committee of directors appointed by the directors pursuant to Section 3.2 hereof;

(e)	“Common Shares” means the common shares of the Company;

(f)	“Company” means Crosshair Exploration & Mining Corp. and any successor or continuing corporation thereof;

(g)	“Designated Affiliate” means the Affiliates and Subsidiaries of the Company designated by the Board for purposes of the Plan from time to time;

(h)
“Employment Contract” means any contract between the Company or any Designated Affiliate of the Company and any director, officer or employee of the Company or a Designated Affiliate relating to, or entered into in connection with, the election, appointment or employment of such person or any other agreement to which the Company or its Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of the election, appointment, employment or engagement of such Participant;

(i)	“Exchange” means the Toronto Stock Exchange;

(j)	“Expiry Date” means the date set by the Board under section 2.5(a) of the Plan, as the last date on which an Option may be exercised;

(k)	“Insider” shall have the meaning ascribed thereto in the Exchange Company Manual;

(l)	“Issuer” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(m)	“Issuer Bid” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

(n)	“Option” means option to purchase Common Shares granted hereunder;

(o)	“Option Certificate” means a certificate, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

(p)	“Option Shares” means the aggregate number of Common Shares which an Optionee may purchase under an Option.

(q)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Plan;

(r)	“Outstanding Issue” means on any date, the number of Common Shares of the Company issued and outstanding;

(s)
“Participant” means those Service Providers, Insiders and employees of the Company and its Designated Affiliates who shall be granted Options pursuant to the Plan as determined by the Board and as may be permitted under the Securities Act (British Columbia) from time to time;

(t)	“Person” means a Company or individual;

(u)	“Plan” means this Stock Option Plan, as it may be amended from time to time;

(v)	“Securities Act” means the Securities Act (British Columbia) or its successor, as amended from time to time;

(w)
“Service Provider” means any person or company engaged to provide management or consulting services for the Corporation or any Designated Affiliate under a written agreement for an initial, renewable or extended period of twelve months or more;

(x)	“Subsidiary” shall have the meaning ascribed thereto in the Securities Act; and

(y)	“Take-over Bid” shall have the meaning ascribed thereto in the Securities Act.

(z)
“Unissued Option Shares” means the number of Common Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 3.6, such adjustments to be cumulative.

(aa)	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Certificate.

ARTICLE 2 TERMS OF OPTIONS

2.1	THE PLAN

The Plan is hereby established pursuant to which Options to purchase Common Shares of the Company may be granted to Service Providers, Insiders and employees of the Company and its Designated Affiliates in accordance with the terms and conditions set forth herein.

2.2	PARTICIPATION IN PLAN

The Board shall from time to time determine the Participants who may participate in the Plan and the number of Common Shares to be made subject to Options granted to Participants under the Plan. All such determinations shall be made in accordance with the terms and conditions of the Plan, the Securities Act and the rules and policies of the Exchange, and the Board may take into consideration the present and potential contribution of each Participant to the success of the Company and any other factors which the Board deems appropriate and relevant.  The following restrictions on Option grants under the Plan apply:

(a)	an individual can receive grants of no more than 5% of the issued and outstanding share capital of the Company on a yearly basis;

(b)
unless disinterested shareholder approval is obtained, the aggregate number of Common Shares that may be reserved for issuance to the Insiders of the Company (i) at the time of grant, or (ii) within a one-year period, pursuant to this Plan or any other previously established and outstanding option plans or grants, shall not exceed 10% of the issued and outstanding share capital of the Company at the time of the grant; and

(c)	all Option grants are exercisable for a maximum of ten years from the date of the grant.

2.3	MAXIMUM NUMBER OF COMMON SHARES

The number of Common Shares issuable pursuant to Options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 10% of the Common Shares issued and outstanding from time to time, subject to any adjustments made pursuant to section 3.6. If any Option has been exercised, the number of Common Shares into which such Option was exercised shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

2.4	PRICE

The exercise price per Common Share for Options granted pursuant to the Plan shall be determined by the Board at the time the Option is granted, provided that such price shall not be less than the closing price of the Company’s Common Shares as traded on the Exchange on the last trading day immediately preceding the date of the grant of the Option.  In the event that the Common Shares are not listed on the Exchange at the time of the grant, the Option exercise price shall not be less than the price allowed by any other stock exchange or regulatory authority having jurisdiction.

2.5	TERMS OF OPTIONS

(a)
The term of each Option granted pursuant to the Plan shall be determined by the Board in its discretion at the time the Option is granted, provided however that in no event shall any Option be exercisable following 10 years from the date of the grant of the Option; provided, however, that if at any time the expiry of the term of an Option should be determined to occur either during a period in which the trading of Common Shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, such date shall be deemed to be the date that is the tenth business day following the date of expiry of such restriction.

(b)	Except as provided pursuant to Sections 2.8 and 2.9, no Option may be exercised unless the Participant is, at the time of such exercise, a bona fide Service Provider, Insider or employee of the Company or any of its Designated Affiliates, as the case may be, and shall have been continuously such a bona fide Service Provider, Insider or employee since the grant of the Option, as the case may be. Absence on leave with the approval of the Company or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(c)
If there is a Take-over Bid or Issuer Bid made for all or a portion of the issued and outstanding Common Shares, the Board may, by resolution and subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, permit all Options outstanding to become immediately exercisable (notwithstanding any condition or provision prescribed by the Board at the time of the grant of the Option) in order to permit Common Shares issuable under such Options to be tendered to such Take-over Bid or Issuer Bid.

2.6	EXERCISE OF OPTION

(a)
Subject to subparagraph (c), an Option may be exercised to purchase any number of Common Shares up to the number of Vested Unissued Option Shares at any time after the date of the grant of the Option and up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

(b)
The Option shall be exercisable by delivering to the Company a notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the purchase price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which the Participant was granted an Option under the Plan, unless and until certificates for such Common Shares are issued in accordance with the terms of the Plan.

(c)
The Board may, at the time an option is granted under the Plan or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provision. Any such restrictions shall be recorded on the applicable Option Certificate attached as Schedule A to this Plan.

2.7	LAPSED OPTIONS

In the event that Options granted under the Plan are cancelled or surrendered (other than for compensation), terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, new Options may be granted in respect of the number of Common Shares not purchased under such lapsed options.

2.8	TERMINATION OF EMPLOYMENT

If a Participant shall:

(a)	cease to be an Insider of the Company and any of its Designated Affiliates (and is not or does not continue to be an employee thereof);

(b)
cease to be employed by the Company or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than by reason of the death of the Participant) or shall receive notice from the Company or any of its Designated Affiliates of the termination of the Participant’s employment; or

(c)	cease to be a Service Provider (and is not or does not continue to be an employee or Insider of the Company or any of its Designated Affiliates);

(collectively, “Termination”) the Participant shall have such rights to exercise any fully Vested Option not exercised prior to such Termination within a period of 30 calendar days after the date of Termination.

2.9	DEATH OF PARTICIPANT

In the event of the death of a Participant who is an Insider of the Company or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Company or any of its Designated Affiliates for one year from and after the date of the granting of such Participant’s Option, or the death of an individual who is a Service Provider or the shareholder of a Participant which is a Service Provider, where that individual has provided services to the Company or any of its Designated Affiliates (if applicable, through the Service Provider company) for one year from and after the date of the granting of the Service Provider’s Option, the Option theretofore granted to such Participant shall only be exercisable until the earlier of the expiry of the 365 day period next succeeding such death and the Expiry Date, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s or the Participant’s shareholder’s will or the laws of descent and distribution; and

(b)	to the extent that the Participant was entitled to exercise the option at the date of his or her death.

2.10	TRANSFERABILITY AND ASSIGNABILITY

The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable by a Participant or exercisable by any person other than the Participant except as specifically provided herein.

2.11	NECESSARY APPROVALS

The obligation of the Company to issue and deliver any Common Shares in accordance with the Plan shall be subject to any necessary approval of the regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any option exercise price paid to the Company shall be returned to the Participant.

2.12	INCOME TAXES

The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder ("Withholding Obligations"). The Company shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant hereunder. The Company may require a Participant, as a condition to exercise of an Option, to make such arrangements as the Company may require so that the Company can satisfy applicable Withholding Obligations, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Company in advance; (ii) reimburse the Company for any such Withholding Obligations; or (iii) cause a broker who sells Common Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company.

Any Common Shares of a Participant that are sold by the Company, or by a broker engaged by the Company (the "Broker"), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange. In effecting the sale of any such Common Shares, the Company or the Broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the Broker will be liable for any loss arising out of any sale of such Common Shares including any loss relating to the manner or timing of such sales, the prices at which the Common Shares are sold or otherwise. In addition, neither the Company nor the Broker will be liable for any loss arising from a delay in transferring any Common Shares to a Participant. The sale price of Common Shares sold on behalf of Participants will fluctuate with the market price of the Company’s shares and no assurance can be given that any particular price will be received upon any such sale.

ARTICLE 3 GENERAL

3.1	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board and the Board shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Board may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Board shall, in addition to their rights as directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

3.2	DELEGATION TO COMMITTEE

All of the powers exercisable hereunder, otherwise than pursuant to Section 3.3 hereof, may, to the extent permitted by applicable law and authorized by resolution of the Board be exercised by a committee of the Board consisting of not less than three directors, including any executive committee or compensation committee of the Board.

3.3	RECORD KEEPING

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Options granted to each Participant; and

(c)	the aggregate number of Common Shares subject to Options granted under the Plan.

3.4	EMPLOYMENT

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.5	AMENDMENT OF THE PLAN

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the Participants who may participate in the Plan, changes to the exercise price of Options, changes to the term of Options, changes regarding the right to exercise Options after Termination, changes to add a cashless exercise feature to the Plan, and changes regarding the vesting of Options; provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)	the Board shall obtain shareholder approval of the following:

(i)	any amendment to the maximum number of Common Shares specified in Section 2.3 in respect of which Options may be granted under the Plan (other than pursuant to Section 3.6);

(ii)	any amendment that would reduce the exercise price of an outstanding Option of an Insider (other than pursuant to Section 3.6); and

(iii)	any amendment that would extend the term of any Option granted under the Plan to an Insider beyond the Expiry Date

3.6	ADJUSTMENT IN SHARES SUBJECT TO THE PLAN

In the event there is any change in the number of issued Common Shares of the Company through the declaration of stock dividends or subdivisions, consolidations or exchanges of Common Shares, or otherwise, the number of Common Shares available under the Plan, the number of Common Shares subject to Options granted under the Plan, and the exercise price thereof shall be adjusted appropriately by the Board, with the prior approval of and any stock exchange or regulatory body having jurisdiction over the securities of the Company, and such adjustment shall be effective and binding for all purposes of the Plan.

3.7	AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges, with or into another corporation, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger had the Option been exercised prior to such event.

3.8	SECURITIES EXCHANGE TAKE-OVER BID

In the event that the Company becomes the subject of a Take-Over Bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the governing statute of incorporation, and where consideration is paid in whole or in part in equity securities of the offeror, the Board may, subject to the prior approval of the Exchange if the Company is listed on the Exchange at such time, send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to the Optionees to purchase the equity securities offered pursuant to such take-over bid;

(b)	the Board shall have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

3.9	NO REPRESENTATION OR WARRANTY

The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.10	INTERPRETATION

The Plan shall be governed and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE “A”

OPTION CERTIFICATE

This Option Certificate is issued by Crosshair Exploration & Mining Corp. (the “Company”) pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on [DATE OF GRANT] (the “Grant Date”);

2.	[NAME OF OPTIONEE], of [ADDRESS OF OPTIONEE] (the “Optionee”);

3.	was granted the option (the “Option”) to purchase [NUMBER] Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $[EXERCISE PRICE] per share;

5.	terminating on the [DATE] (the “Expiry Date”);

6.	Option Shares may be exercised from time to time prior to the Expiry Date as follows:

(a)	[INSERT VESTING PROVISIONS] or if no vesting provisions: [at any time after the Grant Date of the Option, the Optionee may purchase up to 100% of the total number of Option Shares;]

7.	notwithstanding the provisions of paragraph 6, the Option shall not be exercisable until such time as the Plan has been approved by the Company’s shareholders;

all on the terms and subject to the conditions as set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Certificate and the Plan.

Effective as of the _____ day of ______________, 20__.

THE COMMON SEAL OF CROSSHAIR EXPLORATION & MINING CORP. was affixed in the presence of: Authorized Signatory	) ) ) ) ) ) ) )	C/S